EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands except ratios)

Nine Months Ending September 30, 2003
Earnings available for fixed charges:
Earnings before income taxes (1)	$123,165
Less: Equity earnings of minority-owned companies	(3,264)
Add: Dividends received from investees under the equity method	973
Add: Minority interest expense in majority-owned subsidiaries	261
Add: Fixed charges before capitalized interest	46,378
Add: Amortization of capitalized interest	5,322

Total earnings available for fixed charges	$172,835

Fixed charges:
Interest expense	$36,673
Interest portion of rental expense	9,679
Amortization of discount related to indebtedness	26

Total fixed charges before capitalized interest	46,378
Capitalized interest	4,500

Total fixed charges	$50,878

Ratio of earnings to fixed charges	3.40

(1)	Includes restructuring and impairment charges of $9,390 million ($5,634 million after-tax, or $0.05 per diluted share).